FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2026

BEQUEST BONDS I, INC.

Commission File No. 024-12498

99-1995030

I.R.S Employer Identification No.

Delaware

(State or other jurisdiction of incorporation or organization)

1255 N Gulfstream Ave, Suite 101

Sarasota FL 34236

Office: (941) 957-9979

All correspondence:

Jonathan Sabo, Esq.

Dodson Robinette PLLC | Crowdfunding Lawyers

101 S. Woodrow Ln., Ste 101

Denton, TX 76205

(940) 205-5167

EMAIL FOR CORRESPONDENCE: jonathan@crowdfundinglawyers.net

Class A Bonds, Class B Bonds, Class C Bonds, Class D Bonds, Class E Bonds, Class F Bonds

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semi-Annual Report on Form 1-SA (“Semi-Annual Report”) of Bequest Bonds I, Inc. (the “Company,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other important factors that could cause our actual results, performance, achievements, or industry results to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report. These risk factors include, but are not limited to, the factors referenced in the Bequest Bonds I, Inc. Amended Offering Circular filed pursuant to Regulation A, dated October 28, 2024 (“Offering Circular”), in the section entitled “RISK FACTORS” beginning on page 6, which are incorporated herein by reference to the Offering Circular.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events, or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the related disclosures of contingent assets and liabilities. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read together with the unaudited financial statements and notes for the six months ended June 30, 2026 included in Item 3, and the Company’s audited financial statements for the year ended December 31, 2025, as amended and reissued (independent auditor’s report of HBK CPAs & Consultants dated September 29, 2026). References to the “Company,” “we,” “us” and “our” are to Bequest Bonds I, Inc.

Overview

Bequest Bonds I, Inc. is a Delaware corporation that invests primarily in performing, re-performing and non-performing residential mortgage loans and, on a more limited basis, business loans, private real estate loans and preferred equity interests in affiliated and unaffiliated funds. We fund these investments principally with proceeds from the sale of our bonds under Tier 2 of Regulation A. At June 30, 2026, our outstanding bonds were the six classes of our Series A Bonds (Classes A through F). A post-qualification amendment to our offering statement, filed in July 2026, would add Series A-1 and Series B bonds; it has not been qualified.

During the six months ended June 30, 2026, we were managed by Bequest Capital, LLC under a Management Services Agreement, and Formidium Corp. served as our administrator. Effective July 1, 2026, all of our equity passed to Bequest Asset Management, LLC (“BAM”), which also became our manager under a Management Services Agreement signed June 30, 2026, and Apex Group became our administrator. See Item 2.

Results of Operations

Investment income rose to $258,755 from $1,233. Preferred return of $143,489 is the Operating Preferred Return accrued at 10% per annum on our investment in Bequest Funds, LLC under a side letter with that fund; none of it was received in cash during the period. There was no comparable preferred return earned as of June 30, 2025. Interest income of $115,266 came from the residential mortgage loan portfolio we began acquiring in December 2025 and expanded during the period. Dividend income of $1,126 in the 2025 period came from U.S. government money market exchange-traded funds in which we held cash while we commenced operations.

In the Company’s 2025 1-SA filing, total revenues were reported as $12,244, which has now been revised downward to $1,233 because $11,012 of preferred return received from Bequest Funds, LLC for May and June 2025 is now presented as a return of capital, following that fund’s restatement of its investor capital accounts.

Expenses rose to $620,167 from $76,857, mainly because of bond interest, which grew with bonds outstanding, as well as the management fee, which is based on invested capital, and brokerage and filing expenses, where brokerage fees are a percentage of bonds sold. Professional fees reflect the restatement and reissuance of our FY2025 audit. Other expenses include operating and platform costs of the offering.

In the Company’s 2025 1-SA filing, total operating expenses were reported as $65,046, which has now been revised upward to $76,857, principally because $11,760 of interest on bonds, which the prior presentation treated as a distribution on equity, is now presented as interest expense, consistent with the presentation of our bonds as liabilities in our amended FY2025 financial statements.

Net loss was $(348,698), compared with $(75,194). The loss reflects the early stage of the portfolio: bond interest accrues from issuance, while proceeds are being deployed into income-producing loans over time. The net loss previously reported for the six month period ended June 30, 2025 was $(52,371); this amount has been revised to $(75,194) for the reasons stated above.

Financial Condition

Mortgage loans. At June 30, 2026, we held 40 residential mortgage loans with an aggregate unpaid principal balance of $3,363,406, an amortized cost of $2,897,398 and a fair value of $2,909,968. By valuation tier, 37 loans were performing (Tier 1, fair value $2,783,215), two were delinquent (Tier 2, $68,546) and one was in bankruptcy (Tier 3b, $58,207). During the period we purchased 12 performing residential loans from an unaffiliated seller in May 2026 and seven notes from Bequest Equity Fund V, LLC, an affiliate, for $186,930 plus accrued interest.

Investment in Bequest Funds, LLC. Our preferred equity interest in Bequest Funds, LLC, an affiliate under common control, was carried at $2,856,540, after contributions of $475,000 in January 2026. It represented approximately 37% of total assets. Bequest Funds, LLC suspended operating preferred return payments from February through July 2026 and resumed current-month payments in August 2026 ($17,960.78 on each of August 5 and September 4). Those payments were calculated at 9% and omitted the return on our January 2026 contributions; the $11,908 shortfall against the 10% side-letter rate is to be paid in October 2026. Amounts accrued during the suspension remain outstanding. Our June 30, 2026 recoverability assessment indicated coverage of approximately 100.7% of the senior investor claim, and no impairment was recorded. The margin is narrow and sensitive to the assumptions described in Note 11 to the financial statements. For example, eliminating the accrued-interest retention assumption would reduce coverage to approximately 99.7%.

Bonds. During the period we sold $4,234,000 of new bonds, $22,416 of interest was added to bond principal at bondholders’ election, and we settled $483,150 of principal through scheduled amortization and redemptions. As a result, the payable to bondholders increased from $4,640,367 at December 31, 2025 to $8,413,633 at June 30, 2026, of which $2,786,868 was classified as current (due within twelve months) and $5,626,765 as non-current.

Other Liabilities. Other liabilities of $89,528 consisted of $54,129 due to Bequest Legacy Fund I, LLC, an affiliate, under a committed line of credit, including capitalized interest; $34,625 of professional fees and other accrued liabilities; and $774 of management fees payable.

Liquidity and Capital Resources

Our principal sources of cash are proceeds from bond sales, interest and principal collections on our mortgage loans and, when paid, the preferred return from Bequest Funds, LLC. Our principal uses are investment purchases, bond interest and principal payments, and operating expenses. During the period ended June 30, 2026, investing activities used $1,872,782, principally $1,488,785 of mortgage loan purchases and the $475,000 contribution to Bequest Funds, LLC. Financing activities provided $3,693,355, consisting of $4,176,505 of bond proceeds less $483,150 of principal payments. This compares to $1,313,637 in net cash provided by financing activities in the six month period ended June 30, 2025, consisting of $1,343,000 of bond proceeds less $29,363 of principal payments.

Net Cash used in Operating Activities during the six months ended June 30, 2026 was $513,386, consisting primarily of cash paid for bond interest of $236,718 and management fees of $149,687 (including $45,981 accrued at December 31, 2025), together with offering, professional and administration costs, partly offset by interest collected on our mortgage loans. The $143,489 preferred return from Bequest Funds, LLC was recognized as income but not received in cash, so it did not contribute to operating cash flow. Net cash used in operating activities during the six months ended June 30, 2025 was $47,376, reflecting our start-up stage: bonds were first issued in February 2025, so cash paid for bond interest was only $1,625, and the $16,750 FINRA filing fee expensed in that period had been prepaid in 2024.

After June 30, 2026, we funded a $712,166 loan to Nexa Asset Acquisitions LLC, an unaffiliated borrower, on July 22, 2026, and received a required prepayment of $370,068 on July 27, 2026, of which $361,318 reduced principal. On September 30, 2026, we completed the purchase of 23 residential mortgage loans from Bequest Funds, LLC and five from Bequest Legacy Fund I, LLC, both affiliates, for total funding of $1,471,070, including $369,027 paid at the seller’s direction to its lender to release pledged loans. These purchases materially reduced our available cash. At September 30, 2026, our cash was approximately $676,000.

Going concern. We have a limited operating history, recurring operating losses and an accumulated deficit of $729,533 at June 30, 2026, and we depend on continued bond proceeds to fund operations and meet obligations. Together with the matters relating to Bequest Funds, LLC described above and our reduced cash position after the September 30, 2026 purchases, these factors raise substantial doubt about our ability to continue as a going concern within one year after the date the financial statements are available to be issued. Our plan is to continue raising capital under our Regulation A offering and to deploy proceeds into income-producing investments; that plan is not fully within our control. See Note 9 to the financial statements.

Trends and Uncertainties

Our results depend on the pace at which we raise and deploy capital, the credit performance of our loans and of the assets held by Bequest Funds, LLC, market interest rates and the cost of new bonds. Since June 30, 2026, we have continued to shift our assets toward directly held mortgage loans, including the purchase of 28 loans from affiliated funds on September 30, 2026, which reduced our cash and increased the share of our assets earning interest. We stopped accepting subscriptions under our Regulation A offering, pending qualification of our amended offering statement; until it is qualified, our ability to raise new capital will be limited. Approximately $2.8 million of our bonds are scheduled to mature or amortize within twelve months of June 30, 2026, which we expect to meet from loan collections, cash on hand and new bond proceeds. The credit performance of our loans has been generally stable: at September 30, 2026, approximately 92% of the loans serviced by our primary servicer, by unpaid principal balance, were current or less than 30 days delinquent. Higher interest rates and credit spreads reduce the fair value of our loans under our valuation policy, but also increase the yields available on new loan purchases.

Bequest Funds, LLC and Bequest Legacy Fund I, LLC, affiliates voluntarily reported to the Securities and Exchange Commission that they used investor capital contributions to fund operating preferred return payments earlier than permitted under their operating agreements. The Affiliated Funds suspended payment of operating preferred returns from February 2026 through July 2026 while they evaluated the matter; in August 2026, Bequest Funds, LLC resumed payment of operating preferred returns to the Company on a current-month basis. Amounts that accrued during the suspension period remain outstanding. The Affiliated Funds continue to conduct investigations and related procedures to assess any impacts on their operations and financial position. To the best of the Company’s knowledge, no SEC action is being taken against the Affiliated Funds, and the Company should not be the subject of any investigations that may occur.

Critical Accounting Estimates

Our mortgage loans are carried at fair value using tier-based discounts under our valuation policy (Tier 1, 11.85%; Tier 2, 33.30%; Tier 3a, 39.87%; Tier 3b, 43.64%, based on SitusAMC valuations dated March 31, 2026). Our investment in Bequest Funds, LLC is carried at cost, subject to a recoverability assessment of our preferred claim against that fund’s adjusted net assets. Both involve significant unobservable inputs; see Notes 2, 3 and 11 to the financial statements.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements at June 30, 2026.

Related Party Transactions

Related party transactions during and after the period are described in Notes 6, 11 and 12 to the financial statements. They include the investment in Bequest Funds, LLC, the purchases of notes from Bequest Equity Fund V, LLC, a line of credit from Bequest Legacy Fund I, LLC (balance $54,129 at June 30, 2026), management fees paid to our manager, the July 1, 2026 transfer of our equity to BAM, and the September 30, 2026 loan purchases from Bequest Funds, LLC and Bequest Legacy Fund I, LLC.

Item 2. Other Information

Ownership and management. Effective July 1, 2026, all of our equity passed from Bequest Capital, LLC to BAM under a Transfer Agreement, and we issued our 75,000 authorized shares of common stock (par value $0.001) to BAM. BAM became our manager under a Management Services Agreement signed June 30, 2026, with services and fees beginning July 1, 2026. BAM is owned by Shawn Muneio (approximately 42.5%), David Friedman (approximately 28.75%) and James Keefe (approximately 28.75%).

Directors and officers. Effective July 15, 2026, Martin Saenz resigned as President and as a director. Our board of directors currently consists of Shawn Muneio and David Friedman.

Administrator and bond register. Apex Group became our administrator effective July 1, 2026. On September 24, 2026, we moved bondholder account servicing from Industry FinTech to the Agora platform; the Company maintains its own bond register.

Reissued FY2025 audit. On September 29, 2026, HBK CPAs & Consultants reissued its report on our financial statements for the year ended December 31, 2025, with an unmodified opinion that includes a going-concern paragraph, replacing its May 15, 2026 report. On October 5, 2026 we filed an amended annual report on Form 1-K/A that includes the reissued financial statements.

Item 3. Financial Statements

BEQUEST BONDS I, INC.

FINANCIAL STATEMENTS

(UNAUDITED)

For the six months ended June 30, 2026 and June 30, 2025

BEQUEST BONDS I, INC.

STATEMENTS OF ASSETS AND LIABILITIES

(Expressed in United States Dollars)

June 30, 2026 (unaudited) and December 31, 2025

	June 30, 2026	December 31, 2025
	(unaudited)	(Note 2)
Assets
Current assets
Cash and cash equivalents	$1,744,436	$437,249
Due from affiliates (Notes 6, 11)	146,692	21,290
Receivable from bondholders	85,064	27,569
Interest receivable (Note 2)	28,241	2,046
Other receivables (Note 2)	2,687	135
Total current assets	2,007,120	488,289
Non-current assets
Investment in Bequest Funds, LLC, at carrying value (Notes 2, 3, 6)	2,856,540	2,381,540
Mortgage loans held for investment, at fair value (Notes 2, 3)	2,909,968	1,510,770
Total non-current assets	5,766,508	3,892,310
Total assets	$7,773,628	$4,380,599
Liabilities and accumulated deficit
Current liabilities
Payable to bondholders — current portion (Note 10)	$2,786,868	$1,305,274
Due to affiliates	54,129	51,462
Management fees payable	774	45,981
Professional fees and other accrued liabilities	34,625	23,624
Total current liabilities	2,876,396	1,426,341
Non-current liabilities
Payable to bondholders — non-current portion (Note 10)	5,626,765	3,335,093
Total liabilities	8,503,161	4,761,434
Accumulated deficit	(729,533)	(380,835)
Total liabilities and accumulated deficit	$7,773,628	$4,380,599

See accompanying notes to financial statements.

BEQUEST BONDS I, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

(Expressed in United States Dollars)

For the six months ended June 30, 2026 and June 30, 2025

	Six months ended June 30, 2026	Six months ended June 30, 2025
		(Note 2)
Investment income
Preferred return (Notes 2, 6, 11)	$143,489	-
Interest income (Note 2)	115,266	107
Dividend income	-	1,126
Total investment income	258,755	1,233
Expenses
Interest expenses	261,802	14,314
Professional fees	66,865	26,612
Management fees	104,480	7,550
Brokerage and commissions	1,825	-
Administration fees	18,000	9,000
Filing costs	-	16,750
Other expenses	167,195	2,631
Total expenses	620,167	76,857
Net investment loss	(361,412)	(75,624)
Realized and change in unrealized gain
Net realized gain from mortgage loans (Note 3)	11,353	-
Net realized and unrealized gain from securities	-	430
Net change in unrealized gain (loss) from mortgage loans (Note 3)	1,361	-
Net realized and change in unrealized gain	12,714	430
Net loss	$(348,698)	$(75,194)

See accompanying notes to financial statements.

BEQUEST BONDS I, INC.

STATEMENTS OF CHANGES IN ACCUMULATED DEFICIT (UNAUDITED)

(Expressed in United States Dollars)

For the six months ended June 30, 2026 and June 30, 2025

Total
Accumulated deficit, December 31, 2024	$(38,142)
Net loss	(75,194)
Accumulated deficit, June 30, 2025	$(113,336)

Accumulated deficit, December 31, 2025	$(380,835)
Net loss	(348,698)
Accumulated deficit, June 30, 2026	$(729,533)

See accompanying notes to financial statements.

BEQUEST BONDS I, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in United States Dollars)

For the six months ended June 30, 2026 and June 30, 2025

	Six months ended June 30, 2026	Six months ended June 30, 2025
Cash flows from operating activities
Net loss	$(348,698)	$(75,194)
Adjustments to reconcile net loss to net cash used in operating activities:
Net realized gain from mortgage loans	(11,353)	-
Net change in unrealized gain on mortgage loans	(1,361)	-
Net realized and unrealized gain from securities	-	(430)
Interest added to affiliate line of credit principal (non-cash)	2,667	2,553
Bond interest added to bond principal (non-cash)	22,416	10,052
Changes in operating assets and liabilities:
Preferred return receivable from Bequest Funds, LLC	(143,489)	-
Receivable from Bequest Legacy Fund I, LLC	(2,440)	-
Interest receivable, including purchased accrued interest	2,944	(66)
Prepaid expenses	-	16,750
Other receivables	135	-
Management fees payable	(45,207)	7,550
Professional fees and other accrued liabilities	11,000	83
Due to affiliates settlements and opening-basis differences, net	-	(8,674)
Net cash used in operating activities	(513,386)	(47,376)
Cash flows from investing activities
Purchases of mortgage loans (principal proceeds)	(1,488,785)	-
Principal collections and proceeds from mortgage loan dispositions	69,713	-
Purchases of short-term securities, net	-	(223,687)
Contributions to investment in Bequest Funds, LLC	(475,000)	(861,800)
Return of capital received from Bequest Funds, LLC	21,290	4,395
Net cash used in investing activities	(1,872,782)	(1,081,092)
Cash flows from financing activities
Proceeds from issuance of bonds	4,176,505	1,343,000
Principal payments on bonds	(483,150)	(29,363)
Net cash provided by financing activities	3,693,355	1,313,637
Net increase in cash and cash equivalents	1,307,187	185,169
Cash and cash equivalents, beginning of period	437,249	-
Cash and cash equivalents, end of period	$1,744,436	$185,169
Supplemental disclosure of cash flow information:
Cash paid during the period for bond interest	$236,718	$1,625
Non-cash: bond interest added to bond principal	22,416	10,052
Non-cash: interest capitalized to affiliate line of credit	2,667	2,553
Non-cash: purchased accrued interest reclassified from mortgage loan cost to interest receivable	29,139	-
Non-cash: principal collected by servicers and an affiliate, receivable at period end	3,450	-

See accompanying notes to financial statements.

BEQUEST BONDS I, INC.

SCHEDULE OF INVESTMENTS (UNAUDITED)

(Expressed in United States Dollars)

June 30, 2026

	Maturity / payoff date range	Interest rate range	Percentage of category at carrying value	Carrying value / fair value
Investment in Bequest Funds, LLC, at carrying value
United States
Bequest Funds, LLC			100.00%	$2,856,540
Total investment in Bequest Funds, LLC			100.00%	$2,856,540
Investments in mortgage loans, at fair value — 40 loans
United States
California	2040-2055	10.88%-11.75%	19.19%	$558,489
Pennsylvania	2035-2052	7.00%-13.25%	8.93%	259,955
New Jersey	2035-2044	9.90%-14.75%	8.92%	259,418
Florida	2055	10.38%-11.75%	7.47%	217,292
Massachusetts	2037-2053	8.00%-10.62%	7.08%	206,064
Arizona	2040-2054	12.25%-13.13%	6.28%	182,584
Virginia	2027-2053	8.00%-10.64%	5.95%	173,139
Utah	2054	10.85%	5.26%	153,080
Nevada	2055	11.63%	4.70%	136,887
New Mexico	2035	11.50%	4.23%	123,120
Wisconsin	2055	11.63%	3.83%	111,473
Texas	2035-2040	12.38%-14.50%	3.17%	92,334
Illinois	2036-2045	11.00%-11.90%	2.72%	79,173
Ohio	2035	11.75%	2.22%	64,693
New York	2037	10.99%	2.21%	64,249
Georgia	2043	13.46%	1.58%	45,990
Maryland	2035	11.13%	1.53%	44,356
Nebraska	2035	12.75%	1.20%	35,021
Oklahoma	2039	12.50%	1.18%	34,435
Idaho	2047	9.00%	1.08%	31,382
North Carolina	2056	11.34%	0.89%	25,769
Mississippi	2031	10.00%	0.38%	11,065
Total investments in mortgage loans, at fair value			100.00%	$2,909,968

See accompanying notes to financial statements.

BEQUEST BONDS I, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2026

1. Organization

Bequest Bonds I, Inc. (the “Company”) is a Delaware corporation that invests in performing, re-performing, and non-performing residential mortgage loans (and related instruments) and, on a more limited basis, business loans, private real estate loans, and preferred equity and limited partner interests in target companies and funds engaged in similar activities. The Company funds these investments primarily with proceeds from the sale of its bonds. The Company’s principal executive offices are located at 1255 N Gulfstream Avenue, Suite 101, Sarasota, Florida 34236. As of June 30, 2026 and December 31, 2025, no common shares of the Company had been issued; Bequest Capital, LLC held all equity and ownership interests in the Company. Effective July 1, 2026, pursuant to a Transfer Agreement among Bequest Capital, LLC, Bequest Asset Management, LLC (“BAM”), and the Company, all equity and ownership interests in the Company were transferred to BAM for no cash consideration as part of an affiliated reorganization. See Notes 4 and 12.

The Company was originally formed as a Delaware limited liability company on February 15, 2024 and converted into a Delaware stock corporation on August 30, 2024. The Company is offering a maximum of $75,000,000 in its Series A Bonds pursuant to its offering circular at $1,000 per Bond on a continuous, best-efforts basis; the Regulation A offering was qualified on February 1, 2025.

2. Summary of significant accounting policies

Basis of presentation. The accompanying unaudited interim financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) on the accrual basis of accounting, and follow the accounting and reporting guidance in FASB ASC Topic 946, Financial Services — Investment Companies. The accounting policies applied conform to those adopted in the Company’s amended and reissued audited financial statements for the year ended December 31, 2025, including measurement of mortgage loans at fair value, measurement of the investment in Bequest Funds, LLC on the recoverability basis described below, and application of ASC 740. In the opinion of management, the accompanying financial statements reflect all adjustments (consisting of normal recurring adjustments and the conforming amended-audit adjustments described herein) necessary for a fair statement of the interim periods presented. Results for the six months ended June 30, 2026 are not necessarily indicative of results for the full year. The six-month results referred to in the subsequent-events note to the Company’s audited financial statements for the year ended December 31, 2025, and that note’s description of the classification of payable to bondholders, were preliminary; the amounts and classification reported in these financial statements supersede them.

Comparative presentation. December 31, 2025 amounts are derived from the Company’s amended and reissued audited FY2025 financial statements and reflect, among other matters, measurement of mortgage loans at fair value, recharacterization of $100,460 of 2025 preferred return as return of capital, and a current/non-current classification of the payable to bondholders. Amounts for the six months ended June 30, 2025 are conformed to the liability presentation of bonds; net loss for that period as previously reported in the Company’s prior Form 1-SA was $(52,371), compared with $(75,194) as conformed, principally reflecting $11,760 of interest on bonds presented as expense and $11,012 of preferred return recharacterized as return of capital.

Mortgage loans — fair value. Mortgage loans held for investment are measured at fair value on a Level 3 basis under the Company’s Global Mortgage Loan Valuation Policy. Each loan is assigned a valuation tier by status and delinquency (bankruptcy, Tier 3b; foreclosure, pre-foreclosure or REO, Tier 3a; otherwise 90 or more days delinquent, Tier 2; otherwise Tier 1), and its fair value is its unpaid principal balance less the most recent verified SitusAMC UPB-weighted discount for that tier. Between third-party valuations the most recent discounts are applied without adjustment for interim market movements; at June 30, 2026 they are the discounts as of March 31, 2026. The December 31, 2025 fair values were measured under the same Policy, as described in the Company’s audited FY2025 financial statements. Amortized cost is each loan’s principal proceeds (purchase price excluding purchased accrued interest), relieved as principal is collected at the loan’s cost-to-UPB ratio; the difference between principal collected and cost relieved is recognized as realized gain. Principal is recognized when collected by the servicer, and amounts collected but not yet remitted are carried as other receivables.

Mortgage loan interest income. Interest is accrued at the note rate on Tier 1 loans. When a loan moves to Tier 2, 3a or 3b, accrued and uncollected interest is reversed against interest income, and later collections are recognized as income when received. Accrued interest purchased with a loan, whether stated separately or embedded in a flat purchase price, is recorded as a purchased accrued interest receivable and is relieved by the first interest collected on that loan; loans more than 59 days delinquent at the cut-off date carry no purchased accrued interest. When a modification or repayment plan capitalizes arrears, the capitalized amount increases unpaid principal balance and is not recognized as income. In January 2026 the Company conformed its mortgage loan records to these policies, reclassifying $29,139 of purchased accrued interest on the Achieve loans from mortgage loan cost to interest receivable. Interest income for the six months ended June 30, 2026 comprises coupon interest of $111,324, less reversals on non-accrual loans of $3,189 and $746 not collected on a loan paid off in January 2026, plus $1,401 of post-cut-off interest remitted by an interim servicer, late fees of $712 and $5,764 of November–December 2025 interest not accrued at December 31, 2025 and collected in January 2026. A $14,905 correction of 2025 interest income (collections in 2025 that recovered purchased accrued interest on the Achieve loans), identified in September 2026, will be recorded in the three months ending September 30, 2026 and is included in interest receivable until then. Management has concluded that these out-of-period amounts are not material. At June 30, 2026, interest receivable comprised accrued interest of $10,415, purchased accrued interest of $2,921 and the $14,905; other receivables of $2,687 are principal collected by servicers and not yet remitted.

Investment in Bequest Funds, LLC. Bequest Funds, LLC (“BQF”) operates on a fixed-rate Operating Preferred Return capital-account structure (9% per annum on Class C interests under its operating agreement; 10% on the Company’s interest under a side letter) rather than calculating a net asset value per share consistent with ASC Topic 946; accordingly, the Company’s preferred interest in BQF does not qualify for the net asset value practical expedient under ASC 820-10-35-59 and is measured at fair value on a Level 3 basis as a non-redeemable preferred claim tested for recoverability against BQF’s net assets available to the senior investor stack. Distributions received from BQF are evaluated to determine whether they represent a return on investment (preferred return income) or a return of invested capital (a reduction of carrying value), based on BQF’s underlying economics and any restatement of investor capital accounts by BQF’s administrator or independent accountants.

Preferred return income. Preferred return income is recorded when earned, net of any amounts recharacterized as return of capital, and is recognized only to the extent supported by the recoverability of the Company’s preferred claim against BQF’s net assets. H1 2026 preferred return income of $143,489 is the Operating Preferred Return accrued to the Company for the period by BQF at 10% per annum on the Company’s capital under a side letter, including the $475,000 contributed in January 2026. BQF’s administrator statement to the Company applied 9% and omitted the January 2026 contributions; it is being corrected. It is recognized because it is due and unpaid and its collection is supported by the recoverability assessment at June 30, 2026; see Note 11 regarding coverage, sensitivity, and recognition uncertainty.

Income taxes. The Company is treated as a taxable C-corporation and applies ASC 740. Consistent with the amended FY2025 financial statements, the Company has recorded a valuation allowance against its gross deferred tax assets to the extent not offset by deferred tax liabilities, resulting in a net deferred tax asset of $0 and no income tax provision for the six months ended June 30, 2026 (pretax loss for the period; federal and Florida net operating loss carryforwards of approximately $244,888 at December 31, 2025, increased by 2026 losses).

Use of estimates; cash; investment transactions; concentration. The preparation of financial statements requires management estimates that could materially differ from actual results. Cash and cash equivalents include short-term, highly liquid money market instruments. Investment transactions are recorded on a trade-date basis; realized gains and losses on mortgage loans are determined loan by loan, as described above. Cash balances may exceed federally insured limits. The investment in BQF represented approximately 37% of total assets at June 30, 2026 (December 31, 2025: approximately 54%), and the mortgage loan portfolio consists principally of residential-lien loans concentrated in a limited number of states (see Schedule of Investments).

Statements of cash flows. Purchases of mortgage loans are presented at principal proceeds; purchased accrued interest ($14,794) is presented in operating activities within the change in interest receivable. The January 1, 2026 reclassification of $29,139 of purchased accrued interest from loan cost to interest receivable, and principal collected by servicers and an affiliate but not remitted at June 30, 2026 ($3,450), are non-cash. The January 2, 2026 collection of the $21,290 return-of-capital receivable is an investing inflow. Amounts for the six months ended June 30, 2025 are derived from unaudited administrator records; reinvested distributions for that period are estimated from bond-register activity.

3. Fair value measurements

The Company’s investments are measured at fair value and categorized within the ASC 820 hierarchy. Both the investment in BQF (recoverability basis) and the mortgage loan portfolio are measured using significant unobservable inputs (Level 3). The following presents investments by level at June 30, 2026:

Description	Level 1	Level 2	Level 3	Total
Investment in Bequest Funds, LLC	-	-	$2,856,540	$2,856,540
Mortgage loans	-	-	2,909,968	2,909,968
Total	-	-	$5,766,508	$5,766,508

Level 3 activity for the six months ended June 30, 2026 comprises: mortgage loans — opening fair value of $1,510,770, purchases of $1,488,785 (principal proceeds), principal collected of $(73,162), realized gains of $11,353, reclassification of purchased accrued interest to interest receivable of $(29,139), and net change in unrealized gain of $1,361, for a closing fair value of $2,909,968; investment in BQF — contributions of $475,000. The significant unobservable inputs for mortgage loans are the valuation tier discounts described in Note 2 (Tier 1, 11.85%; Tier 2, 33.30%; Tier 3a, 39.87%; Tier 3b, 43.64%; weighted average 13.48% of unpaid principal balance at June 30, 2026). A one-percentage-point increase in the Tier 1 discount would reduce the fair value of mortgage loans by approximately $31,574. There were no transfers between levels during the period. At June 30, 2026 the portfolio comprised 37 Tier 1 loans (fair value $2,783,215), two Tier 2 loans ($68,546) and one Tier 3b loan ($58,207), with an unpaid principal balance of $3,363,406 and amortized cost of $2,897,398. The net change in unrealized gain includes $(41,606) on one loan whose borrower filed for Chapter 13 protection on December 31, 2025 (Tier 3b), and realized gains include $1,076 of January 2026 corrections relating to principal collected around the December 2025 servicing transfer.

4. Accumulated deficit

Under the Certificate of Incorporation, as corrected by a Certificate of Correction filed with the Delaware Secretary of State on May 15, 2026 (correcting a par value erroneously stated as $1,000 per share in the original certificate), the total number of common shares the Company is authorized to issue is 75,000 shares with a par value of $0.001 per share. As of June 30, 2026 and December 31, 2025, no shares had been issued, as confirmed by the Board’s written consent adopted in connection with the July 1, 2026 ownership transfer described in Notes 1 and 12. By that consent, effective July 1, 2026, the Board authorized the Company to recognize BAM as record holder of the Company’s shares and to issue the 75,000 authorized shares to BAM (aggregate par value of $75), with the stock ledger serving as the record of ownership and no physical certificates required — a subsequent event with no effect on the accompanying financial statements.

5. Operating agreements

The Company was managed during the six months ended June 30, 2026 by Bequest Capital, LLC pursuant to the Management Services Agreement originally dated April 1, 2024, as assigned to Bequest Capital, LLC on June 2, 2025. On June 30, 2026, the Company entered into a new Management Services Agreement with BAM and appointed BAM as manager; the transition of management services and management fee entitlement to BAM was completed effective July 1, 2026. Accordingly, management fees for the six months ended June 30, 2026 were paid or payable to Bequest Capital, LLC. See Notes 6 and 12.

6. Related party transactions

Management fees. Under the Management Services Agreement, the Company pays the manager a fee calculated as an annualized 3.0% of the total sum of invested monies, calculated as of the last calendar day of each month. For the six months ended June 30, 2026, the Company incurred management fees of $104,480 (six months ended June 30, 2025: $7,550), all paid or payable to Bequest Capital, LLC, of which $774 remained payable at June 30, 2026 (December 31, 2025: $45,981).

Investment in Bequest Funds, LLC. During the six months ended June 30, 2026, the Company made cash contributions of $475,000 to BQF, an affiliate under common ownership and control, and received no redemptions; the investment was carried at $2,856,540 at June 30, 2026 (December 31, 2025: $2,381,540, after the recharacterizations recorded in the amended FY2025 audit). The Company recognized preferred return income of $143,489 for the six months ended June 30, 2026, equal to the Operating Preferred Return accrued to the Company by BQF for the period, none of which was received in cash during the period and all of which was receivable from BQF at June 30, 2026; the $21,290 return-of-capital receivable at December 31, 2025 was collected on January 2, 2026. No preferred return is presented for the six months ended June 30, 2025: under BQF’s administrator restatement, the $11,012 paid for May and June 2025 ($4,394 received in the period and $6,617 receivable at June 30, 2025) is presented as return of capital. See Note 11 regarding the suspension and resumption of preferred return payments, the affiliates’ SEC self-report, and recognition uncertainty.

Mortgage loan purchases from affiliate. During the six months ended June 30, 2026, the Company acquired seven individual residential mortgage notes from Bequest Equity Fund V, LLC, an affiliate under common ownership and control, for an aggregate purchase price of $186,930 plus accrued interest at settlement (January 27: one loan, $62,850; February 18: two loans, $51,367; April 21: four loans, $72,713), pursuant to executed mortgage loan purchase agreements. The purchase prices, which ranged from approximately 66% to 100% of unpaid principal balance (approximately 82% in aggregate), were set with reference to the Company’s contemporaneous arm’s-length acquisitions of comparable residential mortgage loans from unaffiliated sellers, at approximately 86% and 87% of unpaid principal balance in the December 2025 and May 2026 trades, respectively.

Due to affiliates — line of credit. The Company is party to a Committed Line of Credit Note dated April 8, 2024 with Bequest Legacy Fund I, LLC, an affiliate, with a drawdown limit of $100,000, bearing interest at 12.0% per annum, due on demand. For the six months ended June 30, 2026, the Company incurred $2,667 of interest, all added to principal; the outstanding balance was $54,129 at June 30, 2026 (December 31, 2025: $51,462).

Due from Bequest Legacy Fund I, LLC. January 2026 collections of $3,203 on mortgage loans the Company acquired in the Achieve trade were remitted to Bequest Legacy Fund I, LLC, an affiliate, and were receivable at June 30, 2026. The amount was collected in September 2026.

Ownership transfer. Effective July 1, 2026, all equity and ownership interests in the Company transferred from Bequest Capital, LLC to BAM for no cash consideration as part of an affiliated reorganization. See Notes 1 and 12.

7. Administrative services

Formidium Corp. served as the Company’s administrator throughout the six months ended June 30, 2026; administration fees of $18,000 were incurred (six months ended June 30, 2025: $9,000). Effective July 1, 2026, Apex Group Ltd. succeeded Formidium Corp. as fund administrator. See Note 12.

8. Commitments and contingencies

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The Company is not currently involved with, and does not know of, any pending or threatened litigation against the Company. See Note 11 regarding a regulatory matter involving affiliates of the Company.

9. Going concern

The financial statements have been prepared on a going concern basis. The Company has a limited operating history, continues to incur recurring operating losses, and has an accumulated deficit of $729,533 as of June 30, 2026. The Company remains dependent on external financing, principally continued bond proceeds under its Regulation A offering, to fund its operations and meet its obligations over the next twelve months. In addition, as described in Note 11, the affiliate through which the Company holds its investment in Bequest Funds, LLC suspended payment of operating preferred returns from February 2026 through July 2026, with accrued amounts remaining outstanding; this investment represented approximately 37% of the Company’s total assets at June 30, 2026, and the matters described in Note 11 — including a recoverability coverage margin at June 30, 2026 of approximately 0.7% of the senior investor claim — are an additional constraint on the Company’s liquidity and a source of valuation risk. In addition, on September 30, 2026, the Company funded $1,471,070 of mortgage loan purchases from affiliated funds (see Note 12), which materially reduced its available cash. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements are available to be issued. Management continues to execute its plan to raise capital through the Regulation A offering and to deploy proceeds into income-producing investments; these plans are not fully within the Company’s control and cannot be assured of success. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

10. Payable to bondholders

As of June 30, 2026, $8,413,633 is payable to bondholders (December 31, 2025: $4,640,367), representing bonds outstanding across the six classes of the Company’s Series A Bonds, net of principal settled through June 30, 2026, as follows:

Class	Stated terms	Principal outstanding
Series A Class A	5.0% per annum; interest-only; immediately redeemable	$250,536
Series A Class B	6.0% per annum; interest-only; six-month maturity	192,392
Series A Class C	7.0% / 10.0% blended per annum; interest-only; one-year maturity	988,837
Series A Class D	7.5% per annum; 60-month fully amortizing	4,483,446
Series A Class E	7.0% per annum; 60-month fully amortizing	832,831
Series A Class F	8.0% per annum; 60-month fully amortizing	1,510,493
Subscriptions accepted in June 2026, pending schedule assignment		155,098
Total payable to bondholders		$8,413,633

During the six months ended June 30, 2026, the Company sold $4,234,000 of bonds, added $22,416 of interest to bond principal at bondholders $483,150 of principal through scheduled amortization payments and redemptions. Interest on bonds of $259,134 was incurred for the period.

Current and non-current classification. Series A Classes A, B and C are classified entirely as current, since all outstanding balances in those classes mature within twelve months of the balance sheet date under their stated terms (immediate redeemability, six-month, and one-year maturities, respectively, measured from the first day of the month following purchase). Series A Classes D, E and F are five-year, level-payment amortizing notes; the current portion for these classes represents the principal scheduled to amortize within twelve months of the balance sheet date, determined using a pool-level proportional method consistent with the Company’s annual financial statements — each class’s aggregate scheduled amortization is projected forward twelve months and the resulting ratio applied to the class balance — rather than an investor-by-investor maturity schedule. The resulting ratios at June 30, 2026 are 19.79% for Series A Class D, 18.94% for Series A Class E, and 18.52% for Series A Class F, and the blended ratio of 19.41% is applied to subscriptions accepted in June 2026 whose amortization schedules commence in July 2026.

June 30, 2026
Current — Series A Class A, B and C bonds	$1,431,765
Current — Series A Class D, E and F scheduled amortization within twelve months	1,325,000
Current — June 2026 subscriptions pending schedule assignment	30,103
Total current portion	2,786,868
Non-current — Series A Class D, E and F principal due after one year	5,626,765
Total payable to bondholders	$8,413,633

The December 31, 2025 comparative classification ($1,305,274 current; $3,335,093 non-current) is presented on the same basis, per the Company’s amended FY2025 financial statements. Bondholders are not required to redeem at maturity and may continue to hold their bonds; bonds held beyond stated maturity are classified as current.

11. Investment in Bequest Funds, LLC — suspension of preferred returns; affiliate SEC self-report

Subsequent to December 31, 2025, Bequest Funds, LLC and Bequest Legacy Fund I, LLC (the “Affiliated Funds”) identified that they had used investor capital contributions to fund operating preferred return payments earlier than permitted under their operating agreements and voluntarily reported this matter to the U.S. Securities and Exchange Commission. The Affiliated Funds suspended payment of operating preferred returns from February 2026 through July 2026 while evaluating the matter; in August 2026, Bequest Funds, LLC resumed payment of operating preferred returns to the Company on a current-month basis. Amounts accrued during the suspension remain outstanding: the Company’s accrued preferred return receivable was $143,489 at June 30, 2026, reported in due from affiliates, equal to the Operating Preferred Return accrued at 10% per annum on the Company’s capital account under a side letter, including the $475,000 contributed in January 2026; BQF’s administrator statement applied 9% and omitted the January 2026 contributions and is being corrected; no preferred return is recognized on the $100,460 recharacterized as return of capital. The Company is not itself the subject of the SEC matter or related investigations.

In connection with the amended FY2025 audit, $100,460 of 2025 preferred return was recharacterized as return of capital based on BQF’s administrator restatement of investor capital accounts. Recoverability assessment at June 30, 2026. The Company measures its preferred interest in BQF by testing its capital account for recoverability against BQF’s net assets available to the senior investor-member stack in which the interest participates. At June 30, 2026, BQF’s adjusted net assets were approximately $19,749,000, against a senior investor-member claim of approximately $19,606,000 (including the Company’s claim of approximately $3,000,000, comprising its capital account of $2,856,540 and accrued preferred return of $143,489), representing coverage of approximately 100.7%, compared with approximately 107% at December 31, 2025. Accordingly, no impairment of the Company’s investment was indicated and the preferred return accrued during the period is recognized. The adjusted net asset amount reflects fair-value adjustments to BQF’s mortgage loan portfolio (tier-discounted for delinquency, foreclosure, and bankruptcy status using third-party valuation discounts), a non-accrual haircut to accrued interest receivable, and marks on BQF’s investments in an affiliated fund; the senior claim reflects investor capital accounts as restated by BQF’s independent accountants, rolled forward to June 30, 2026, and excludes subordinate manager accounts.

The coverage margin at June 30, 2026 is narrow — a surplus of approximately $143,000, or approximately 0.7% of the senior claim — and the assessment is most sensitive to the valuation discounts applied to BQF’s mortgage loan portfolio. Those discounts are drawn from a third-party valuation as of March 31, 2026 and are applied by delinquency, foreclosure, and bankruptcy tier; no updated valuation was obtained as of June 30, 2026. The third-party valuation firm has indicated that market movements between March 31 and June 30, 2026 (a net increase of approximately 18 basis points in rates and spreads) would reduce the value of performing loans by approximately one-half point, and that its March 31, 2026 discounts for non-performing loans remain a reasonable proxy at June 30, 2026. Applying that indication to BQF’s performing loans would reduce coverage to approximately 100.4%. Consistent with its valuation policy, management has not adjusted the discounts for interim market movements. Deepening the discounts uniformly by approximately 0.5 percentage points would reduce coverage to 100%, and a deepening of two percentage points would reduce coverage to approximately 98%. Among other inputs, eliminating the accrued-interest retention assumption entirely would reduce coverage to approximately 99.7%, and a reversal of the administrator’s carrying-value increase on the loan portfolio would increase coverage. Continued growth in the senior investor claim without corresponding growth in BQF’s adjusted net assets would also reduce coverage. If coverage were to fall below 100%, the carrying value of the Company’s investment would be reduced and preferred return recognized in the period would be reversed.

Given the basis for the 2025 recharacterization, it is also reasonably possible that some or all of the H1 2026 accrual of $143,489 will be recharacterized as return of capital upon completion of the Affiliated Funds’ review; the amount of any such recharacterization, and the potential effects of the Affiliated Funds’ ongoing investigations and any regulatory outcomes on the carrying value of the Company’s investment in BQF and the related receivable balances, cannot be reasonably estimated as of the date these financial statements are available to be issued. Management expects the accrued receivable to be collectible and no reserve has been recorded; the timing of collection of accrued amounts has not been determined.

12. Subsequent events

Ownership, management, and administrator transition. Effective July 1, 2026: (i) all equity and ownership interests in the Company transferred from Bequest Capital, LLC to BAM for no cash consideration pursuant to a Transfer Agreement, Assignment of Equity Interests, and unanimous written consent of the Board, each effective as of that date, as part of an affiliated reorganization, with the Board authorizing the update of the Company’s stock ledger to reflect BAM as record holder and the issuance of the 75,000 authorized shares (par value $0.001 per share, as corrected; aggregate par value $75) to BAM; (ii) the transition of management services and management fee entitlement to BAM was completed (Management Services Agreement entered June 30, 2026); and (iii) Apex Group Ltd. succeeded Formidium Corp. as fund administrator. See Notes 1, 4, 5 and 7.

Acquisitions of residential mortgage loans from affiliates. On July 7, 2026, the Company acquired three residential mortgage loans from Bequest Equity Fund V, LLC for an aggregate purchase price of $66,460. On July 31, 2026, the Company acquired eight performing residential mortgage loans in two transactions with affiliated funds: seven loans (six first-lien, one second-lien) from Bequest Funds, LLC with an aggregate unpaid principal balance of $520,382, and one second-lien loan from Bequest Legacy Fund I, LLC with an unpaid principal balance of $120,821, for a combined purchase price of $561,162 exclusive of accrued interest (approximately 87.5% of unpaid principal balance), supported by a pricing fairness analysis benchmarked to the Company’s May 2026 arm’s-length SA1248 acquisition and approved by the Investment Committee.

Business loan origination. On July 22, 2026, the Company entered into a Loan Agreement with Nexa Asset Acquisitions LLC, an unaffiliated third party, pursuant to which the Company agreed to lend $712,166 — the Company’s first business loan. The loan bears interest at 10% per annum, matures in three years (subject to a lender option to extend up to six months), and is secured by a first-priority security interest in a designated pool of consumer receivables and the related collections, together with a limited guaranty; the collateral does not include real property. On July 27, 2026, the borrower made the required prepayment of $370,068, of which $361,318 reduced principal and $8,750 reimbursed expenses.

Loan modifications. In July 2026, two delinquent loans from the December 2025 portfolio (a Nebraska loan and a Texas loan) were modified to extend maturities and revise interest rates; both have since returned to accruing status.

Resumption of preferred return payments. In August 2026, Bequest Funds, LLC resumed payment of operating preferred returns to the Company on a current-month basis ($17,960.78 on each of August 5 and September 4). Those payments were calculated at 9% and omitted the January 2026 contributions; the $11,908 shortfall against the 10% side-letter rate is to be paid in October 2026. Amounts accrued during the suspension remain outstanding. See Note 11.

Offering statement amendment. In July 2026, the Company filed a post-qualification amendment to its Regulation A offering statement to update its offering circular; the amendment had not been qualified as of the date these financial statements were available to be issued.

Affiliate loan purchases. In September 2026 the Company agreed to acquire residential mortgage loans from two affiliated funds under mortgage loan purchase agreements with a cut-off date of September 25, 2026: 23 loans from Bequest Funds, LLC for a purchase price of $1,046,010 (approximately 74% of their unpaid principal balance of $1,418,063), plus accrued interest of $4,844, of which $369,027 is payable at the seller’s direction to its lender to release 18 of the loans from a pledge; and five loans from Bequest Legacy Fund I, LLC for a purchase price of $414,564 (approximately 90% of their unpaid principal balance of $462,897), plus accrued interest of $5,651. The purchase prices are supported by pricing fairness analyses benchmarked to the Company’s arm’s-length acquisitions. Total funding for the two purchases is $1,471,070. The purchases closed on September 30, 2026.

Management evaluated subsequent events through October 2, 2026, the date these financial statements were available to be issued, and concluded that no other subsequent events have occurred that would require recognition or disclosure in the financial statements.

Item 4. Exhibits

Articles of Incorporation, Bequest Bonds I, Inc., dated March 19, 2024*	2.1
Bylaws of Bequest Bonds I, Inc., dated March 19, 2024*	2.3
Form of Bond Certificate*	3.1
Form of Investor Agreement*	3.2
Subscription Agreement dated June 4, 2025*	4.1
Management Agreement of LMMS Management LLC dated April 12, 2024, Subsequently assigned to Bequest Capital LLC*	6.1
Management Agreement of Bequest Asset Management, LLC dated June 30, 2026*	6.2
Letter re Change in Certifying Accountant*	9.1

*	Filed Previously and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sarasota, Florida, on October 7, 2026.

Bequest Bonds I, Inc.

/s/ Shawn Muneio
By:	Shawn Muneio
Director

/s/ David Friedman
By:	David Friedman
Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated above.

Bequest Bonds I, Inc.

/s/ Shawn Muneio
By:	Shawn Muneio
Principal Executive Officer
Chief Executive Officer of Bequest Asset Management, LLC

/s/ David Friedman
By:	David Friedman
Principal Financial and Accounting Officer
Chief Financial Officer of Bequest Asset Management, LLC